UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 15, 2024

PHP Ventures Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40696	86-3368971
(Commission File Number)	(IRS Employer Identification No.)

10 East 53rd St., Suite 3001

New York, NY, 10022

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code +1 (917) 764-4996

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered*
Units, each consisting of one share of Class A Common Stock, one-half of one redeemable warrant, and one right to acquire one-tenth of one share of Class A common stock	PPHPU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	PPHP	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common stock	PPHPR	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	PPHPW	The Nasdaq Stock Market LLC

*Registrant was suspended from trading on Nasdaq on April 19, 2024.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

Extension Payments

On October 16, 2024, PHP Ventures Acquisition Corp., a Delaware corporation (the “Company”), issued a press release announcing that it caused $4,770.70 to be deposited into the Company’s trust account (the “Trust Account”) for its public stockholders on October 15, 2024, allowing the Company to extend the date by which the Company may consummate an initial business combination by one month (the “Extension”) from October 16, 2024 to November 16, 2024. This Extension is permitted under the Company’s governing documents. A copy of the press release is attached as Exhibit 99.1, which is incorporated herein by reference.

Previously, the Company caused a payment into the Company’s Trust Account for the benefit of its public stockholders, which was designated as the extension payments for August 16, 2024 to September 16, 2024, and September 16, 2024 to October 16, 2024.

Redemptions

As previously disclosed, on August 29, 2024, at 9:00 a.m. ET, the Company held a virtual special meeting of its stockholders at https://www.cstproxy.com/phpventuresacquisition/2024 (such meeting, the “Special Meeting”) pursuant to due notice set forth in that certain Proxy Statement on Schedule 14(a) filed August 12, 2024, as amended (collectively, the “Proxy Statement”) with the U.S. Securities and Exchange Commission (“SEC”).

In connection with the Special Meeting, holders of 770,725 shares of Class A common stock (the “Redeeming Shareholders”) exercised the right to redeem such shares for cash (the “Redemptions”), leaving 95,414 public shares of Class A common stock outstanding. The Company requested the trustee, Continental Stock Transfer & Trust Company (the “Trustee”) deliver to the Redeeming Shareholders the amount of $9,195,407.38 per the Trust Account – Stockholder Redemption Withdrawal Instruction letter dated as of October 9, 2024, leaving the Trust Account balance after Redemptions in the amount of $1,138,370.49.

No Offer or Solicitation

This Current Report on Form 8-K (this “Filing”) is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Participants in Solicitation

The Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders in connection with the Business Combination. The Company’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 for the year ended December 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the Business Combination may be set forth in the Proxy Statement. You may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Filing is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Company’s initial business combination and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Filing. To the fullest extent permitted by law under no circumstances will the Company or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Filing, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Filing does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of the Proposals, the Company or its initial business combination. Readers of this Filing should each make their own evaluation of the same, of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Filing contains certain “forward-looking statements” within the meaning of the federal securities laws, and the Company’s expectations, plans or forecasts of future events and views as of the date of this Filing. The Company anticipates that subsequent events and developments may cause the Company’s assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (many of which factors are outside of the control of the Company). The foregoing must not be relied upon as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. The Company anticipates that subsequent events and developments may cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. The Company gives no assurance that the Company will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this Filing.

Item 9.01. Exhibits.

Exhibit Number	Description of Exhibit

99.1	Press Release for Extension Payment.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, the Company has caused this report to be signed by the duly authorized undersigned.

PHP Ventures Acquisition Corp

Date: October 16, 2024	By:	/s/ Marcus Choo Yeow Ngoh
Marcus Choo Yeow Ngoh
Chief Executive Officer and Director